CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,448,000	$197.51

Pricing supplement no. 1261

To prospectus dated November 14, 2011,

prospectus supplement dated November 14, 2011,

product supplement no. 4-I dated November 14, 2011 and

underlying supplement no. 1-I dated November 14, 2011

04-#12-2013-R Registration Statement No. 333-177923 Dated April 12, 2013 Rule 424(b)(2)

$1,448,000
Capped Autocallable Return Enhanced Notes Linked to the TOPIX® Index due April 30, 2014

General

—

The notes are designed for investors who seek early exit prior to maturity at a premium if, on any Review Date, the TOPIX® Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors may lose some or all of their principal. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is July 25, 2013.
—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 30, 2014†
—	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
—	The notes priced on April 12, 2013 and are expected to settle on or about April 17, 2013.

Key Terms

Index:	The TOPIX® Index (the “Index”)
Upside Leverage Factor:	2
Automatic Call:	If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note based on the call premium.
Call Level:	103.80% of the Initial Index Level for each Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of $76.00 (equal to the call premium of 7.60% × $1,000) if automatically called on any of the Review Dates.
Payment at Maturity:

If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2, subject to a Maximum Return on the notes. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return × 2), subject to the Maximum Return

If the notes have not been automatically called and the Ending Index Level is equal to the Initial Index Level, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the notes have not been automatically called, your investment will be fully exposed to any decline in the Index. If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the notes have not been automatically called, you will lose some or all of your initial investment at maturity if the Ending Index Level is less than the Initial Index Level.

Maximum Return:	7.60%. For example, if the Index Return is equal to or greater than 3.80%, you will receive the Maximum Return of 7.60%, which entitles you to the maximum payment at maturity of $1,076 per $1,000 principal amount note that you hold.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1,148.57
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates
Review Dates†:	July 25, 2013 (first Review Date), October 24, 2013 (second Review Date) and January 23, 2014 (final Review Date)
Call Settlement Dates†:	July 30, 2013 (first Call Settlement Date), October 29, 2013 (second Call Settlement Date) and January 28, 2014 (final Call Settlement Date), each of which is the third business day after the applicable Review Date specified above
Ending Averaging Dates†:	April 21, 2014, April 22, 2014, April 23, 2014, April 24, 2014 and April 25, 2014
Maturity Date†:	April 30, 2014
CUSIP:	48126DP45
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Capped Autocallable Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$1,448,000	$14,480	$1,433,520
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 12, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no.1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 8, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, and “Risk Factors” in the accompanying underlying supplement no. 1-I. as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 4-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

—	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

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Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date or at maturity for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date” and “Index Return.” The following table assumes an Initial Index Level of 1,150 and a Call Level of 1,193.70 (equal to 103.80% of the hypothetical Initial Index Level) on each Review Date and reflects the Maximum Return of 7.60% and the Upside Leverage Factor of 2. The table also reflects that the call premium applicable to each Review Date is 7.60%, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the corresponding Call Settlement Date. Each hypothetical return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.

	Automatic Call				No Automatic Call

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Total Return at Final Call Settlement Date	Index Return	Total Return at Maturity
2,070.00	80.00%	7.60%	7.60%	7.60%	80.00%	7.60%
1,955.00	70.00%	7.60%	7.60%	7.60%	70.00%	7.60%
1,840.00	60.00%	7.60%	7.60%	7.60%	60.00%	7.60%
1,725.00	50.00%	7.60%	7.60%	7.60%	50.00%	7.60%
1,610.00	40.00%	7.60%	7.60%	7.60%	40.00%	7.60%
1,495.00	30.00%	7.60%	7.60%	7.60%	30.00%	7.60%
1,380.00	20.00%	7.60%	7.60%	7.60%	20.00%	7.60%
1,265.00	10.00%	7.60%	7.60%	7.60%	10.00%	7.60%
1,207.50	5.00%	7.60%	7.60%	7.60%	5.00%	7.60%
1,193.70	3.80%	7.60%	7.60%	7.60%	3.80%	7.60%
1,178.75	2.50%	N/A	N/A	N/A	2.50%	5.00%
1,150.00	0.00%	N/A	N/A	N/A	0.00%	0.00%
1,092.50	-5.00%	N/A	N/A	N/A	-5.00%	-5.00%
1,035.00	-10.00%	N/A	N/A	N/A	-10.00%	-10.00%
920.00	-20.00%	N/A	N/A	N/A	-20.00%	-20.00%
805.00	-30.00%	N/A	N/A	N/A	-30.00%	-30.00%
690.00	-40.00%	N/A	N/A	N/A	-40.00%	-40.00%
575.00	-50.00%	N/A	N/A	N/A	-50.00%	-50.00%
460.00	-60.00%	N/A	N/A	N/A	-60.00%	-60.00%
345.00	-70.00%	N/A	N/A	N/A	-70.00%	-70.00%
230.00	-80.00%	N/A	N/A	N/A	-80.00%	-80.00%
115.00	-90.00%	N/A	N/A	N/A	-90.00%	-90.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%	-100.00%

The following examples illustrate how the payment upon automatic call or at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,150 to an Index closing level of 1,265 on the first Review Date. Because the Index closing level on the first Review Date of 1,265 is greater than the Call Level of 1,193.70, the notes are automatically called on the first Review Date, and the investor receives a single payment of $1,076 per $1,000 principal amount note on the first Call Settlement Date.

Example 2: The level of the Index changes from the Initial Index Level of 1,150 to an Index closing level of 1,092.50 on the first Review Date, 1,178.75 on the second Review Date and 1,265 on the final Review Date. Because the Index closing level on each of the first and second Review Dates (1,092 and 1,178.75) is less than the Call Level of 1,193.70, the notes are not automatically called on either of these Review Dates. However, because the Index closing level on the final Review Date of 1,265 is greater than the Call Level of 1,193.70, the notes are automatically called on the final Review Date, and the investor receives a single payment of $1,076 per $1,000 principal amount note on the final Call Settlement Date.

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Example 3: The notes have not been automatically called, and the level of the Index increases from the Initial Index Level of 1,150 to an Ending Index Level of 1,178.75. Because the Ending Index Level of 1,178.75 is greater than the Initial Index Level of 1,150 and the Index Return of 2.50% multiplied by 2 does not exceed the Maximum Return of 7.60%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 2.50% × 2) = $1,050

Example 4: The notes have not been automatically called, and the level of the Index increases from the Initial Index Level of 1,150 to an Ending Index Level of 1,265. Because the Ending Index Level of 1,265 is greater than the Initial Index Level of 1,150 and the Index Return of 10% multiplied by 2 exceeds the Maximum Return of 7.60%, the investor receives a payment at maturity of $1,076 per $1,000 principal amount note, the maximum payment at maturity on the notes.

Example 5: The notes have not been automatically called, and the level of the Index decreases from the Initial Index Level of 1,150 to an Ending Index Level of 920. Because the Ending Index Level of 920 is less than the Initial Index Level of 1,150, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -20%) = $800

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

—

CAPPED APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on any Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of $76 (equal to a call premium of 7.60% × $1,000). In addition, if the notes have not been automatically called, the notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2, up to the Maximum Return of 7.60%, for a maximum payment at maturity of $1,076 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over one year, the notes will be called before maturity if the Index closing level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date set forth on the cover of this pricing supplement.

—

RETURNS LINKED TO THE TOPIX® INDEX — The return on the notes is linked to the TOPIX® Index. The TOPIX® Index, also known as the Tokyo Stock Price Index, is a capitalization weighted index of all the domestic common stocks listed on the First Section of the Tokyo Stock Exchange, Inc., which we refer to as the TSE. Domestic stocks admitted to the TSE are assigned either to the TSE First Section, the TSE Second Section Index or the TSE Mothers Index. Stocks listed in the First Section, which number approximately 1,700, are among the most actively traded stocks on the TSE. The TOPIX® Index is calculated and published by the TSE. See “Equity Index Descriptions — The TOPIX® Index” in the accompanying underlying supplement no. 1-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax

JPMorgan Structured Investments — Capped Autocallable Return Enhanced Notes Linked to the TOPIX® Index	PS-3

consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement 1-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the notes have not been automatically called and the Index return is negative, at maturity, you will lose some or all of your investment. For every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

—

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

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LIMITED RETURN ON THE NOTES — If the notes are automatically called, your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

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IF THE NOTES ARE NOT CALLED EARLY, YOUR MAXIMUM GAIN IS LIMITED TO THE MAXIMUM RETURN — In addition, if the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 7.60%, regardless of the appreciation in the Index, which may be significant.

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REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

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POTENTIAL FOR EARLY EXIT AND 7.60% RETURN ON ANY REVIEW DATE REQUIRES THE INDEX TO APPRECIATE BY AT LEAST 3.80% — The Call Level for each of the Review Dates is set at 103.80% of the Initial Index Level. Accordingly, the Index must have appreciated by at least 3.80% from the Initial Index Level on any Review Date in order for you to receive the call premium on any Call Settlement Date.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the TOPIX® Index would have.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

JPMorgan Structured Investments — Capped Autocallable Return Enhanced Notes Linked to the TOPIX® Index	PS-4

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities underlying the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

—	the expected volatility of the Index;
—	the time to maturity of the notes;
—	the dividend rates on the equity securities underlying the Index;
—	interest and yield rates in the market generally;
—	a variety of economic, financial, political, regulatory and judicial events;
—	the exchange rates and the volatility of the exchanges rate between the U.S. dollar and the Japanese yen; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 4, 2008 through April 12, 2013. The Index closing level on April 12, 2013 was 1,148.57. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Ending Averaging Date or any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments — Capped Autocallable Return Enhanced Notes Linked to the TOPIX® Index	PS-6